Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera announces preliminary revenue figures for the full year 2021

Leverkusen, Germany, January 13, 2022 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported preliminary, unaudited revenue for the full year 2021 as well as the fourth quarter 2021.

Biofrontera AG’s preliminary unaudited revenue for the period January 1 to December 31, 2021 is anticipated to be in the range of EUR 28.7 million to EUR 28.9 million compared to EUR 30.3 million in 2020. Revenue generated from product sales for the full year 2021 were between EUR 28.6 million and 28.8 million compared to EUR 23.9 million in 2020.

Preliminary revenues from product sales in the US are anticipated to be between EUR 20.1 million and EUR 20.3 million, compared to EUR 16.6 million in 2020. In Germany, revenue from product sales amounted to between EUR 5.2 million and EUR 5.4 million, compared to EUR 5.1 million in fiscal year 2020. In the rest of Europe, the Company generated product sales in the range of EUR 3.2 million to EUR 3.4 million, compared to EUR 2.1 million in 2020. No revenue was generated in other regions in 2021 (previous year: EUR 6.5 million).

Total revenue in the fourth quarter was between EUR 10.2 and EUR 10.4 million, compared to EUR 9.5 million in the fourth quarter of 2020, of which between EUR 7.8 million and EUR 8.0 million was generated from product sales in the US (prior-year period: EUR 7.5 million), between EUR 1.2 million and EUR 1.4 million in Germany (prior-year period: EUR 1.3 million), and between EUR 1.0 million and EUR 1.2 million in the remaining European countries (prior-year period: EUR 0.8 million).

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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